February 26, 2020

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Pacific Ventures Group, Inc.
Form 10-K for the Year Ended December 31, 2018
File No. 000-54584

Ladies and Gentleman:

The Company is in receipt of the Commission’s letter dated February 4, 2020. The Company has filed an amendment to its filing on Form 10-K for the year ended December 31, 2018 to address the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in the letter. We have included a narrative response herein keyed to the comments set forth in the Staff’s comment letter.

Amended Form 10-K for the Year Ended December 31, 2018

2. Summary of Significant Accounting Policies Revenue Recognition, page F-7

1.	In response to prior comment 3, you state that you have adopted ASC 606 and will include the adoption in your discussion of critical accounting policies in the amended 10-K. However, you continue to state on page F-7 of the amendment that sales revenues are generally recognized in accordance with SAB 104. In addition, there does not appear to be any discussion of your adoption of ASC 606 in the amended filing. Please revise or advise.

Response:

The Company has amended Note 2 to its financial statements by adding the following:

The Company recognizes revenue in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, which requires that five basic steps be followed to recognize revenue: (1) a legally enforceable contract that meets criteria standards as to composition and substance is identified; (2) performance obligations relating to provision of goods or services to the customer are identified; (3) the transaction price, with consideration given to any variable, noncash, or other relevant consideration, is determined; (4) the transaction price is allocated to the performance obligations; and (5) revenue is recognized when control of goods or services is transferred to the customer with consideration given, whether that control happens over time or not. Determination of criteria (3) and (4) are based on our management’s judgments regarding the fixed nature of the selling prices of the products and services delivered and the collectability of those amounts. The adoption of ASC 606 did not result in a change to the accounting for any of the in-scope revenue streams; as such, no cumulative effect adjustment was recorded.

Should the Staff have any further or questions or comments please contact the understand or Company counsel, Jonathan Leinwand, Esq. at 954-903-7856.

Very Truly Yours,

PACIFIC VENTURES GROUP INC.

By:
Shannon Masjedi, CEO